                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             -----------------------

                          ABOVENET COMMUNICATIONS INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                   003743101
                                 (CUSIP Number)

                                Arnold L. Wadler
             Executive Vice President, General Counsel and Secretary
                         Metromedia Fiber Network, Inc.
                        One Meadowlands Plaza, 6th Floor
                            East Rutherford, NJ 07073
                                 (201) 531-8000

                                 with a copy to:
                              Douglas A. Cifu, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212) 373-3000

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  JUNE 22, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

CUSIP NO.  6934OT10                                              PAGE 2 OF 11

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Metromedia Fiber Network, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                    (b) /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

        OO(1)
--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                        /  /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
     NUMBER OF          7  SOLE VOTING POWER
       SHARES               -0-
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8  SHARED VOTING POWER
        EACH                13,235,374 (1)
     REPORTING          --------------------------------------------------------
    PERSON WITH         9  SOLE DISPOSITIVE POWER
                            -0-
                        --------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                            13,235,374 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,235,374 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /  /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.2% (based on 34,550,550 shares of Common Stock outstanding)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

(1) No shares of AboveNet Communications Inc. have been purchased, directly or indirectly, by the reporting entity. Rather, the reporting entity may be deemed to have beneficial ownership of the shares reported herein pursuant to a voting agreement and an option agreement (each, as described in the Introduction and in Items 3 and 4 of this Schedule 13D), entered into in connection with a proposed merger with AboveNet Communications Inc. Any such beneficial ownership is expressly denied by the reporting entity.

CUSIP NO.  6934OT10                                              PAGE 3 OF 11


INTRODUCTION.

         No shares of AboveNet Communications Inc., a Delaware corporation (the "Issuer"), have been purchased directly or indirectly by Metromedia Fiber Network, Inc. ("Metromedia"). Metromedia is making this filing solely because it may be deemed to have beneficial ownership of the shares reported herein pursuant to the Voting Agreement and the Option Agreement (each, as described below).

         On June 22, 1999, Metromedia and the Issuer executed an agreement and plan of merger (the "Merger Agreement") pursuant to which the Issuer agreed to merge (the "Merger") with a wholly owned subsidiary of Metromedia. In the Merger, each share of the common stock, par value $.001 per share, of AboveNet Communications Inc. (the "Common Stock") will be exchanged for 1.175 shares of Class A Common Stock, par value $.01 per share, of Metromedia. The specific terms of the exchange are included in the Merger Agreement, Article 2, Section 2.1, Paragraph (a), a copy of which is attached hereto as exhibit 99.1. Capitalized terms used in this Schedule 13D without definition have the meanings given to them in the Merger Agreement.

         The completion of the Merger is subject to a number of conditions, including the approval of the Merger Agreement by the holders of Common Stock of the Issuer. In connection therewith, certain shareholders of the Issuer (each a "Shareholder" and, collectively, the "Shareholders"), who collectively own 6,359,814 shares of Common Stock of the Issuer representing approximately 17.9% on a fully diluted basis with respect to the options held by such Shareholders, of the Issuer's outstanding Common Stock (collectively, the "Stockholders' Shares"), have entered into a Voting Agreement, dated as of June 22, 1999, in the form attached hereto as Exhibit 99.2, with Metromedia (the "Voting Agreement"). Under the Voting Agreement, each Shareholder has agreed that at any meeting of the holders of Common Stock, or in connection with any written consent of the holders of the Common Stock, such Shareholder shall vote or cause to be voted the Stockholders' Shares of Common Stock held of record or beneficially owned by such Shareholder (i) in favor of the Merger, the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement and (ii) against any proposal for any extraordinary corporate transaction, such as a recapitalization, dissolution, liquidation, or sale of assets of the Issuer or any merger, consolidation or other business combination (other than the Merger) between the Issuer and any Person (other than Metromedia or a subsidiary of Metromedia) or any other action or agreement that is intended or which reasonably could be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, (b) result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled or (c) materially impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement.

         Each Shareholder further agreed (i) that, except as contemplated by the Voting Agreement and the Merger Agreement, such Shareholder has not and shall not, and shall use its reasonable best efforts to not permit any Person under such Shareholder's control (including any record holder) to, enter into any voting agreement or grant a proxy or power of attorney with respect to the Stockholders' Shares of the Issuer's Common Stock held of

CUSIP NO.  6934OT10                                              PAGE 4 OF 11


record or beneficially owned by such Shareholder which, in either case, is inconsistent with the Voting Agreement; (ii) that such Shareholder will not, prior to the termination of the Voting Agreement, either directly or indirectly, offer or otherwise agree to sell, assign, pledge, hypothecate, transfer, exchange, or dispose of any of its Stockholders' Shares or options, warrants or other convertible securities to acquire or purchase shares of the Issuer's Common Stock (collectively, the "Derivative Securities") or any other securities or rights convertible into or exchangeable for shares of the Issuer's Common Stock, owned either directly or indirectly by such Shareholder or with respect to which such Shareholder has the power of disposition, whether now or hereafter acquired, without the prior written consent of Metromedia (provided nothing contained therein will be deemed to restrict the exercise or conversion of Derivative Securities outstanding on the date thereof), unless the Person to whom Stockholders' Shares or Derivative Securities have been sold, assigned, pledged, hypothecated, transferred, exchanged or disposed agrees to be bound by the Voting Agreement as if a party hereto; (iii) and consented to the entry of stop transfer instructions by the Issuer against the transfer of any Stockholders' Shares of the Issuer's Common Stock inconsistent with paragraph
(ii) above.

         The Voting Agreement will terminate upon the earlier to occur of (i) the closing of the transactions contemplated by the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) unless the Voting Agreement is extended by agreement of each of the parties thereto, December 31, 1999.

         If subsequent to the date of the Voting Agreement, the Shareholders, as a group or individually, acquire additional shares of Common Stock of the Issuer, under the terms of the Voting Agreement, these additional shares, will be subject to the terms of the Voting Agreement.

         In addition, in connection with the Merger Agreement, Metromedia and the Issuer have entered into an Option Agreement, dated as of June 22, 1999, in the form attached hereto as Exhibit 99.3 (the "Option Agreement"), pursuant to which the Issuer has granted Metromedia an option (the "Option") to acquire 6,875,560 newly-issued shares of the Issuer's Common Stock representing approximately 16.6% of the Issuer's outstanding Common Stock after giving effect to such issuance (collectively, the "Option Shares" and, together with the Stockholders' Shares, the "Shares") at a purchase price equal to $49.9375 per share, subject to certain adjustments.

         The Option becomes exercisable upon the occurrence of any event as a result of which the Merger Agreement is terminated and Metromedia becomes entitled to receive the Termination Amount pursuant to Section 7.5(b) of the Merger Agreement.

         The Issuer will be obligated to repurchase the Option from Metromedia at the request of Metromedia made at any time after the first time when the Option has become exercisable and ending on the first anniversary thereof at a repurchase price in cash equal to the excess, if any, of (i) the Applicable Price (as defined in Section 7(c) of the Option Agreement) for each Option Share that remains subject to the Option over (ii) $49.9375, multiplied by the number of Option Shares as to which the Option has not been exercised, except that in no event will the Issuer be required to pay to Metromedia an amount exceeding the product of (x) $1.00 and the number of Option Shares that remain subject to the Option.

CUSIP NO.  6934OT10                                              PAGE 5 OF 11


         In the event that Metromedia notifies the Issuer of its intention to exercise the Option, the Issuer will be entitled to require Metromedia to sell to the Issuer the Option Shares acquired by Metromedia pursuant to such exercise at a purchase price per share equal to $49.9375 plus $1.00.

         In no event will Metromedia be entitled to receive an aggregate amount under the Voting Agreement and Section 7.5(b) of the Merger Agreement in excess of the sum of (i) the aggregate exercise price paid by Metromedia upon exercise of the Option plus (ii) $50,000,000.

         The Option will expire upon the earlier of (i) the consummation of the transactions contemplated by the Merger Agreement, (ii) the termination of the Merger Agreement other than under circumstances that would trigger the exercise of the Option or (iii) the date that is twelve months after termination of the Merger Agreement under circumstances which constitute, or which, if the conditions to the payment of the Termination Amount were satisfied, would constitute an exercise event under the Option Agreement.

         The description of the transactions summarized above are qualified in their entirety by reference to the Exhibits attached hereto.

ITEM 1. SECURITY AND ISSUER.

         The class of securities to which this Schedule 13D relates is the Common Stock, $.001 par value (defined above as the "Common Stock"), of AboveNet Communications Inc., a Delaware corporation (defined above as the "Issuer"), whose principal executive offices are located at 50 W. San Fernando Street, Suite #1010, San Jose, California 95113.

ITEM 2. IDENTITY AND BACKGROUND.

         Metromedia Fiber Network, Inc. ("Metromedia") is a Delaware corporation whose principal place of business is 1 North Lexington Avenue, White Plains, NY 10601. Metromedia is a facilities-based provider of technologically advanced, high-bandwidth, fiber optic communications infrastructure to carrier and corporate/government customers in the United States and Europe.

         The response to Items 2(d) and (e) of this Schedule is negative with respect to Metromedia.

         The directors and executive officers of Metromedia are as follows:

         Stephen A. Garofalo is the Chairman of the Board of Directors and Chief Executive Officer of Metromedia and a citizen of the United States. Mr. Garofalo's business address is c/o Metromedia Fiber Network, Inc., 1 North Lexington Avenue, White Plains, NY 10601.

         Howard M. Finkelstein is the President, Chief Operating Officer and a Director of Metromedia and a citizen of the United States. Mr. Finkelstein's principal business address is c/o Metromedia Fiber Network, Inc., 1 North Lexington Avenue, White Plains, NY 10601.

CUSIP NO.  6934OT10                                              PAGE 6 OF 11


         Vincent A. Galluccio is the Senior Vice President and a Director of Metromedia and a citizen of the United States. Mr. Galluccio's principal business address is c/o Metromedia Fiber Network, Inc., 1 North Lexington Avenue, White Plains, NY 10601.

         Gerard Benedetto is the Vice President--Chief Financial Officer of Metromedia and a citizen of the United States. Mr. Benedetto's principal business address is c/o Metromedia Fiber Network, Inc., 1 North Lexington Avenue, White Plains, NY 10601.

         Charlotte G. Denenberg is the Vice President--Chief Technology Officer of Metromedia and a citizen of the United States. Ms. Denenberg's principal business address is c/o Metromedia Fiber Network, Inc., 1 North Lexington Avenue, White Plains, NY 10601.

         Nicholas M. Tanzi is the Vice President--Sales of Metromedia and a citizen of the United States. Mr. Tanzi's principal business address is c/o Metromedia Fiber Network, Inc., 1 North Lexington Avenue, White Plains, NY 10601.

         Silvia Kessel is Executive Vice President and Director of Metromedia. Ms. Kessel is also Executive Vice President, Chief Financial Officer, Director and Treasurer of Metromedia International Group, Inc., a global communications company, Executive Vice President and a Director of Big City Radio, Inc., the President of Kluge & Company, Senior Vice President of Metromedia Company and a citizen of the United States. Ms. Kessel's principal business address is c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, NJ 07073-2137, and her principal occupation is serving as Senior Vice President of Metromedia Company.

         John W. Kluge is a Director of Metromedia. Mr. Kluge is also the Chairman of the Board of Directors of Metromedia International Group, Inc., a global communications company, the Chairman, President and Chief Executive Officer of Metromedia Company, and a citizen of the United States. Mr. Kluge's principal business address is c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, NJ 07073-2137 and his principal occupation is serving as the Chairman and President of Metromedia Company.

         David Rockefeller is a Director of Metromedia. Mr. Rockefeller is also the Chairman of the Board of Directors of The Chase Manhattan Bank's International Advisory Committee, Chairman of the Board of Directors of Rockefeller Center Properties, Inc. and a Director of Rockefeller & Co., Inc., a privately-owned investment management firm and its parent corporation, Rockefeller Financial Services, Inc. Mr. Rockefeller is a citizen of the United States. Mr. Rockefeller's principal business address is c/o Rockefeller & Co., Inc., 30 Rockefeller Plaza, New York, NY 10112.

         Stuart Subotnick is a Director of Metromedia. Mr. Subotnick is also the President and Chief Executive Officer and Vice Chairman of the Board of Directors of Metromedia International Group, Inc., a global communications company, the Executive Vice President of Metromedia Company, the Chairman of the Board of Directors of Big City Radio, Inc. and a citizen of the United States. Mr. Subotnick's principal business address is c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, NJ 07073-2137 and his principal occupation is serving as the Executive Vice President of Metromedia Company.

CUSIP NO.  6934OT10                                              PAGE 7 OF 11


         Arnold L. Wadler is Executive Vice President, General Counsel and Secretary of Metromedia. Mr. Wadler is also Executive Vice President, General Counsel, Director, and Secretary of Metromedia International Group, Inc. and Big City Radio, Inc., Senior Vice President, Secretary, and General Counsel of Metromedia Company, and a citizen of the United States. Mr. Wadler's principal business address is c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, NJ 07073-2137, and his principal occupation is serving as an executive of Metromedia Company.

         Leonard White is a Director of Metromedia. Mr. White is also a Director of Metromedia International Group, Inc. and Big City Radio, Inc. and a citizen of the United States. Mr. White's principal business address is 29131 Cliffside Drive, Malibu, CA 90265 and his principal occupation is as principal of Rigel Enterprises, a management and private investment firm.

         The response to Items 2(d) and (e) of this Schedule is negative with respect to each of Messrs. Garofalo, Finkelstein, Galluccio, Benedetto, Tanzi, Kluge, Rockefeller, Subotnick, Wadler and White and Ms. Denenberg and Kessel.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No shares of the Issuer's Common Stock have been purchased directly or indirectly by any of the entities reporting herein. Rather, as an inducement for and a condition to Metromedia's entering into the Merger Agreement, Metromedia and the Shareholders have entered into the Voting Agreement pursuant to which the Shareholders have agreed to vote their respective Stockholders' Shares of Common Stock of the Issuer in favor of the Merger and against any action which would be inconsistent with the Merger and Metromedia and the Issuer have entered into the Option Agreement pursuant to which the Issuer has granted Metromedia an option to purchase the Option Shares representing up to 19.9% of the outstanding Common Stock of the Issuer (as more fully described in the Introduction to this Schedule 13D, which is incorporated by reference herein).

ITEM 4. PURPOSE OF TRANSACTION.

         No shares of the Issuer's Common Stock have been purchased directly or indirectly by Metromedia. Metromedia and the Shareholders have entered into the Voting Agreement and Metromedia and the Issuer have entered into the Option Agreement as a condition and an inducement for the execution by Metromedia of the Merger Agreement.

         Following the Merger, the Issuer will become a wholly owned subsidiary of Metromedia. The shares of Common Stock will be delisted from the securities exchanges and will cease to be authorized to be quoted on the NASDAQ and other over-the-counter markets where they it is currently listed or traded and will cease to be registered under the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

CUSIP NO.  6934OT10                                              PAGE 8 OF 11


         (a) Metromedia could be deemed to have "acquired" beneficial ownership of the shares of Common Stock to which this Schedule 13D relates only in the sense that it and the Shareholders have entered into the Voting Agreement and it and the Issuer have entered into the Option Agreement (as described in the Introduction and in Item 3 of this Schedule 13D, which are incorporated by reference herein) in order to facilitate the Merger pursuant to the Merger Agreement. Reference is made to Items 11 and 13 on the cover page to this
Schedule 13D and to Item 2 of this Schedule 13D, which are incorporated by reference herein, for the aggregate number and percentage (based on information received from the Issuer) of the Common Stock which may be deemed to be beneficially owned by Metromedia. Metromedia herein disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to dispose, or to direct the disposition of, any shares of Common Stock of the Issuer. To the knowledge of Metromedia, none of the persons named in Item 2, other than Metromedia, beneficially own any securities of the Issuer. Metromedia disclaims membership in any group with respect to the Common Stock, by virtue of the Voting Agreement, the Option Agreement or otherwise.

         (b) Reference is made to Items 7 through 10 on the cover page to this
Schedule 13D on page 2 and Item 2 of this Schedule 13D, which are incorporated herein, for a description of the beneficial ownership of the Shares by Metromedia.

         The Shareholders share the power to vote the Stockholders' Shares beneficially owned by Metromedia. The following paragraphs provide the applicable information required by Item 2 with respect to each of the Shareholders, which information is based solely on information disclosed by the Issuer in its public filings with the Securities and Exchange Commission:

         Kline Hawkes California SBIC L.P., a Delaware limited partnership, is a venture capital fund. Its principal business address is and its principal offices are located at 11726 San Vincente Blvd., Suite 300, Los Angeles, California 90049.

         Frank R. Kline is a Director of the Issuer and a private equity manager of Kline Hawkes California SBIC L.P. and a citizen of the United States. Mr. Klines' principal business address is c/o Kline Hawkes California SBIC L.P., 11726 San Vincente Blvd., Suite 300, Los Angeles, California 90049.

         Techgains Corp, a British Virgin Islands corporation, is a venture fund. Its principal business address is and its principal offices are located at 2378 W. 239th Street, Torrance, California 90501.

         Technology Associates Management Co., Ltd., a British Virgin Islands corporation, is a venture fund manager. Its principal business address is and its principal offices are located at 2378 W. 239th Street, Torrance, California 90501.

         Tom Shao is a Director of the Issuer and the Managing Director of Technology Associates Management Co., Ltd. and a citizen of the United States. Mr. Shao's principal business address is c/o Technology Associates Management Co., Ltd., 2378 W. 239th Street, Torrance, California 90501.

CUSIP NO.  6934OT10                                              PAGE 9 OF 11


         Hui-Tzu Hu is a citizen of the Republic of China. Ms. Hu's principal address is c/o D-Link Corporation, 2F No. 233-2 Pro-Chino Road, Tsin-Tren, Taipei, Taiwan R.O.C.

         Sherman Tuan is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mr. Tuan is a citizen of the Republic of China. Mr. Tuan's principal business address is c/o AboveNet Communications Inc., 50 W. San Fernando Street, Suite #1010, San Jose, California 95113.

         David Rand is the Chief Technology Officer of the Issuer and a citizen of the United States. Mr. Rand's principal business address is c/o AboveNet Communications Inc., 50 W. San Fernando Street, Suite #1010, San Jose, California 95113.

         Peter C. Chen is the Vice Chairman of the Board of Directors of the Issuer and the Chairman of the Board of Directors of Crosslink Technology Partners, an investment firm specializing in funding and developing early stage semi-conductor, healthcare and Internet related technology ventures. Mr. Chen is a citizen of the United States. Mr. Chen's principal business address is c/o Crosslink Technology Partners 2314 Walsh Avenue, Santa Clara, CA 95150.

         To the knowledge of Metromedia, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         To the knowledge of Metromedia, none of the persons or entities listed in response to Item 5(b) nor any executive officer, director, or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree, or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (c) None of Metromedia nor, to Metromedia's knowledge, any of the persons or entities named in response to Item 5(a) has effected any transactions in the Issuer's Common Stock during the past 60 days, except as otherwise set forth in this Schedule 13-D.

         (d) To the knowledge of Metromedia, only the Shareholders have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Common Stock of the Issuer.

         (e) Paragraph (e) of Item 5 is inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the Introduction to this Schedule 13D, which is incorporated by reference herein, for the description of the contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons listed in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited

CUSIP NO.  6934OT10                                              PAGE 10 OF 11


to the transfer or voting of any of the securities, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving the giving or withholding of proxies.

         In the Merger Agreement, Metromedia has agreed to cause the designation of Messrs. Sherman Tuan and David Rand to its Board of Directors.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following shall be filed as exhibits:


Documents                                                 Exhibit No.
---------                                                 -----------
Agreement and Plan of Merger, dated as                       99.1
of June 22, 1999, by and among the
Issuer, Metromedia and Magellan
Acquisition, Inc.

Voting Agreement, dated as of June 22,                       99.2
1999, by and among Metromedia and
the Shareholders.

Option Agreement, dated as of June 22,                       99.3
1999 by and between the Issuer and
Metromedia.

CUSIP NO.  6934OT10                                              PAGE 11 OF 11


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 1999


                                  METROMEDIA FIBER NETWORK, INC.


                                  By: /s/ Arnold L. Wadler
                                     -----------------------------
                                     Name:  Arnold L. Wadler
                                     Title: Executive Vice President,
                                            General Counsel and Secretary

CUSIP NO.  6934OT10                                              PAGE 12 OF 11

                                  Exhibit Index



Document                                                 Exhibit No.
--------                                                 -----------
Agreement and Plan of Merger, dated as                       99.1
of June 22, 1999, by and among the
Issuer, Metromedia and Magellan
Acquisition, Inc.

Voting Agreement, dated as of June 22,                       99.2
1999, by and among Metromedia and
the Shareholders.

Option Agreement, dated as of June 22,                       99.3
1999 by and between the Issuer and
Metromedia.
